UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

AzurRx BioPharma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05502L105
(CUSIP Number)

January 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               Edmund Burke Ross Jr.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

NUMBER OF SHARES	5	SOLE VOTING POWER	3,096,571 (1)
BENEFICIALLY OWNED	6	SHARED VOTING POWER	0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	3,096,571 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,096,571 (1)

10           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               ☐

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.89%  (1)(2)

12            TYPE OF REPORTING PERSON
                 IN

(1)
The Reporting Persons hold in the aggregate warrants to purchase an aggregate of 3,068,080 shares of Common Stock and Series C Preferred Stock convertible into 28,491 shares of Common Stock, which Series C Preferred Stock and warrants contain a beneficial ownership blocker that limits the conversion and/or exercise of such securities to cap the beneficial ownership of the Reporting Persons at 9.99% of the outstanding Common Stock of the Issuer.

(2)
Based on 49,437,054 shares of common stock (“Common Stock”) outstanding.

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               EBR Ventures, LLC

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED	6	SHARED VOTING POWER	0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,290,580

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 4.43% (1)

12             TYPE OF REPORTING PERSON
                  OO

(1)
Represents 2,262,809 shares of Common Stock issuable upon exercise of warrants and 28,491 shares of Common Stock issuable upon Conversion of the Series C Preferred Stock which Series C Preferred Stock and warrants contain a beneficial ownership blocker that limits the conversion and/or exercise of such securities to cap the beneficial ownership of the Reporting Persons at 9.99% of the outstanding Common Stock of the Issuer. Based on 49,437,054 shares of Common Stock outstanding.

CUSIP No. 05502L105	13D/A

1             NAMES OF REPORTING PERSONS
               ADEC Private Equity Investments, LLC

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) ☐
               (b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED	6	SHARED VOTING POWER	0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                805,991

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 1.60% (1)

12             TYPE OF REPORTING PERSON
                 OO

(1)
Represents 805,991 shares of Common Stock issuable upon exercise of warrants. Based on 49,437,054 shares of Common Stock outstanding.

Item 1. Security and Issuer

This Amendment No. 5 amends the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 13, 2017 (together with all amendments through the date hereof, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of AzurRx BioPharma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 760 Park Side Avenue, Downstate Biotechnology Incubator, Suite 304, Brooklyn, NY 11226.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On January 12, 2021, EBR Ventures, LLC (“EBR”) sold 207,336 shares of Common Stock. In addition, ADEC Private Equity Investments, LLC (“ADEC”) sold 278,899 shares of Common Stock. On January 21, 2021, EBR sold its remaining 512,209 shares of Common Stock and ADEC sold its remaining 1,417,369 shares of Common Stock.  Furthermore, on January 21, 2021, in connection with the Issuer's offer, EBR exchanged all of its then outstanding Series B Preferred Stock into 1,096.883 shares of Series C Preferred Stock and warrants to purchase 1,096,883 shares of Common Stock having an exercise price of $0.80 per share (“Series C Warrants”). Upon such exchange, of the 1,096.883 Series C Preferred Stock issued, 1,068.392 immediately converted into 1,063,392 shares of Common Stock and were immediately sold by EBR. Accordingly, as of January 21, 2021, following and pertaining to the transactions described above, EBR held no shares of Series B Preferred Stock, 28.491 shares of Series C Preferred Stock and warrants to purchase 1,096,883 shares of Common Stock, in addition to the warrants to purchase 1,165,206 shares of Common Stock held prior to such date.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), and (c) As of January 21, 2021, the Reporting Persons beneficially owned in the aggregate 3,096,571 shares of Common Stock, constituting approximately 5.89% of the outstanding Common Stock. The following table sets forth certain information, not accounting for the beneficial ownership blocker, with respect to shares of Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock		Percentage of Outstanding Common Stock
Edmund Burke Ross Jr.	3,096,571	(1)	5.89%
EBR Ventures, LLC	2,290,580	(2)	4.43%
ADEC Private Equity Investments, LLC	805,991	(2)	1.60%

(1)
Includes warrants to purchase 2,262,089 shares of Common Stock beneficially owned by Mr. Ross, of which 100,000 warrants to purchase 75,000 shares of Common Stock (3/4 of a share per warrant), warrants to purchase 386,598 shares of Common Stock, 1,096,883 Series C Warrants, 510,309 Series B Warrants and 193,299 Exchange Warrants are owned by EBR Ventures, LLC, and warrants to purchase 805,991 shares of Common Stock are owned by ADEC Private Equity Investments, LLC. The amount also includes 28,491 shares of Common Stock issuable upon conversion of the Series C Preferred Stock.
(2)
Includes warrants to purchase shares of common stock in amount specified in footnote (1).

Mr. Ross is the manager of EBR Ventures, LLC and ADEC Private Equity Investments, LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Common Stock that EBR Ventures, LLC and ADEC Private Equity Investments, LLC own. Mr. Ross has the sole power to vote or direct the vote or to dispose of 3,096,571 shares of Common Stock. None of EBR Ventures, LLC and ADEC Private Equity Investments, LLC have power to vote or direct the vote or to dispose any shares of Common Stock.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 3,096,571 shares of Common Stock, constituting approximately 5.89% of the outstanding shares of Common Stock.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Ross, EBR Ventures, LLC, and ADEC Private Equity Investments, LLC, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do, not have a pecuniary interest. Mr. Ross holds sole voting and dispositive power over the shares of common stock and each of ADEC Private Equity Investments, LLC, and EBR Ventures, LLC, disclaims beneficial ownership of such securities and securities underlying the warrants, except to the extent of their respective pecuniary interest therein, if any, and this report shall not be deemed to be an admission that any of ADEC Private Equity Investments, LLC and EBR Ventures, LLC, is the beneficial owner of such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Persons, subject is based on 49,437,054 shares of Common Stock outstanding.

(d) and (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

EDMUND BURKE ROSS, JR.

By:	/s/ Edmund Burke Ross, Jr. for himself, as manager of ADEC Private Equity Investments, LLC, and as manager of EBR Ventures, LLC
Name:	Edmund Burke Ross, Jr.
Title:	Manager